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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                             Visible Genetics, Inc.
                            ------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto, ON, Canada M5G 1Z6
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |x|

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

                              VISIBLE GENETICS INC.

On November 20, 1998, the Company issued a press release to announce the private placement of 1,528,989 Common Shares for aggregate gross proceeds of $15.1 million.

Exhibit 1. Press release - "Visible Genetics Inc. Closes $15.1 Million Private
                            Equity Financing"


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

                                    SIGATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VISIBLE GENETICS INC.


Date: November 20, 1998                   By: /s/ Jeffrey D. Sherman
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                                              Jeffrey D. Sherman
                                              Vice President, Finance & C.F.O.


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